October 20, 2005

Mail Stop 4561

Michael Ashner
Chairman and Chief Executive Officer
Newkirk Realty Trust, Inc.
7 Bulfinch Place - Suite 500
Boston, MA 02114

Re:	Newkirk Realty Trust, Inc.
      Amendment No. 3 to Registration Statement on Form S-11
      Filed October 18, 2005
      Registration No. 333-127278

Dear Mr. Ashner:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Consolidated Financial Information, pages 56-57

1. We note your revised funds from continuing operations disclosure.
Please revise to include the allocation of earnings to your minority interest holders of further explain to us your basis for not allocating such earnings. Please make all conforming revisions to the summary section on pages 23 and 24.

Unaudited Pro Forma Condensed Consolidated Financial Information, pages P1 - P13

2. We read your response to comments 3 and 4. The notion of participation used in EITF 04-5 is the ability of the limited partners, when considered as a group, to approve or block actions proposed by the general partners or, in this instance, shareholders of Newkirk REIT. Participation does not require the ability of the limited partners to initiate actions. We understand that your Advisor`s management is under the direction of your board of directors. Please further explain how you considered whether the limited partners effectively participate, through their participation in the election of the board of directions of Newkirk REIT, in actions such as those identified in paragraph 16 of EITF 04-5. Refer also to footnote 11 to paragraph 16(a) of EITF 04-5.

3. We note from your response to comment 3 that certain limited partners of Newkirk MLP, who have the rights to cast 54% of the votes by virtue of the special voting preferred stock, would be "disincentivized to vote for an independent director who would remove their affiliate as advisor." Please tell us how you considered this ability in your response to the above comment.

4. Finally, provide us with a summary of the business purpose for issuing the special voting preferred stock to the Advisor.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Josh Forgione at (202) 551-3431 or Linda van Doorn, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor, at
(202) 551-3412, or me at (202) 551-3852 with any other questions.


Sincerely,



Michael McTiernan
Special Counsel

cc:	Mark I. Fisher, Esq. (via facsimile)
	Elliot Press, Esq. (via facsimile)
	Katten Muchin Rosenman LLP
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Michael Ashner
Newkirk Realty Trust, Inc.
October 20, 2005
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